WEBDS WEB DEBT SOLUTIONS, LLC

DATE: 06/01/2016 SECTOR: FINANCE INDUSTRY: DEBT COLLECTIONS

BUSINESS SUMMARY:

Web Debt Solutions, LLC is a debt collections company that specializes primarily in 1st and 3rd party collections of "bad" or "uncollected" debt. Web Debt Solutions, LLC also enacts as a debt buying company. Web Debt Solutions, LLC is the leading premier collection agency that originated as a start up and became one of the top debt collection agencies influencing the industry as a whole. Web Debt Solutions, LLC originated in 2014 in accordance to "Limited Liability Company" or "company" means a domestic limited liability company subject to this title. Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

WEBDS WEB DEBT SOLUTIONS, LLC

ANNUAL INCOME STATEMENT

Annual Income Statement

Type of Update Read in millions	**RES** **(Millions)** **12Months 31 Dec 14**	**RES** **($ Millions)** **12Months 31 Dec 15**	**UPD** **($ Millions)** **3Months 31 Mar 16**
Total Revenue	**458,094.0**	**535,969.0**	**270,735.9**
Cost of Revenue, Total	**32,982.8**	**25,110.1**	**13,535.8**
Gross Profit	**425,111.2**	**510,858.9**	**257,200.1**
Selling/General/Admin.Expenses	**9,161.9**	**13,774.4**	**6,944.1**
Research & Development	11,818.8	11,475.1	2,140.0
Depreciation/Amortization	--	--	--
Interest Expense/Income Net Op.	--	--	--
Unusual Income/Expense	--	--	--
Other Operating Expenses, Total	--	--	--
Total Operating Expense	**53,963.5**	**50,359.6**	**22,619.9**
Operating Income	**404,130.5**	**485,609.4**	**248,116**
Interest Expense/Income Net Non Op.	--	--	--
Gain/(Loss) on Sale of Assets	0.00	0.00	0.00
Other, Net	**156.0**	**214.0**	**94.5**
Income Before Tax	**404,286.5**	**485,423.4**	**248,210.5**
Income Tax - Total	3,541.5	3,181.9	3,307.7
Income After Tax	**400,475.0**	**482,641.1**	**244,902.8**
Minority Interest	--	--	--
Equity In Affiliates	--	--	--
U.S. GAAP Adjustment	--	--	--
Net Income Before Extra. Items	**400,475.0**	**482,641.5**	**244,902.8**
Accounting Change	--	--	--
Discontinued Operations	(300.0)	0.0	0.0
Extraordinary Item	--	--	--
Tax on Extraordinary Items	--	--	--
Net Income	**400,445.0**	**482,641.5**	**244,902.8**
Preferred Dividends	--	--	--
General Partner's Distributions	--	--	--
Inc. Avail. to Common Excl. Extra. Items	**400,475.0**	**482,641.5**	**244,902.8**
Inc. Avail. to Common Incl. Extra. Items	**400,445.0**	**482,641.5**	**244,902.8**

Dilution Adjustment	0.000	0.000	0.000
Diluted Net Income	**400,445**	**482,641.5**	**244,902.8**
Diluted Weighted Average Shares	0.00	0.00	0.00
Diluted EPS Excl. Extra. Items	**19.697**	**19.823**	**22.839**
Diluted EPS Incl. Extra. Items	**19.067**	**20.574**	**22.839**
Div's per Share - Common Stock	0.000	0.000	0.000
Gross Dividends - Common Stock	0.000	0.000	0.000
Interest Expense, Supplemental	36.000	101.000	104.000
Interest Capitalized, Supplemental	--	--	--
Depreciation, Supplemental	983.000	3,750.8	1,221.5
Total Special Items	**51.000**	**378.000**	**140.000**
Normalized Income Before Tax	**400,496.0**	**478,372.1**	**243,391.6**
Effect of Special Items on Inc. Taxes	**7.595**	**0.00**	**0.000**
Inc. Taxes Excl. Impact Special Items	**8,849.2**	**11,337.0**	**9,764.9**
Normalized Income After Tax	**391,568.8**	**467,035.1**	**233,626.7**
Normalized Income Available to Common	**391,568.8**	**467,035.1**	**233,626.7**
Basic Normalized EPS	0.00	0.00	0.00
Diluted Normalized EPS	0.00	0.00	0.00

WEBDS WEB DEBT SOLUTIONS, LLC

ANNUAL BALANCE SHEET

Annual Balance Sheet

Type of Update Read in millions	CLA ($ Millions) 31 Dec 14	RES ($ Millions) 31 Dec 15	UPD ($ Millions) 31 Mar 16
Cash	36,128.6	15,837.01	10,618.4
Cash and Equivalents	24,650.95	9,162.4	10,893.0
Short Term Investments	21,000.0	40,430.3	13,492.6
Cash and Short Term Investments	**64,663.5**	**65,429.7**	**35,004.0**
Accounts Receivable(Trade), Net	6,100	7,554.0	2,400
Notes Receivable - Short Term	--	--	--
Other Receivables	308.0	850.0	353.0
Total Receivables, Net	**6,408.0**	**8,404.0**	**2,753.0**
Total Inventory -	**-**	--	--
Prepaid Expenses	1,500.0	2,450.0	600.0
Other Current Assets	1,680.0	1,888.0	550.0
Total Current Assets	**74,251.5**	**78,171.7**	**38,907.0**
Property/Plant/Equipment - Gross	**24,964.5**	**26,578.4**	**13,228.4**
Accumulated Depreciation	(8,802.3)	(11,246.55)	(5,174.6)
Property/Plant/Equip., Net	**16,162.3**	**15,331.8**	**8,053.8**
Goodwill, Net	**12,350.30**	**11,620.5**	**3000.0**
Intangibles, Net	**6,200.0**	**5,000.0**	**500.0**
Long Term Investments	**2,102.5**	**2,800.0**	**1,573.0**
Note Receivable - Long Term	--	--	--
Other Long Term Assets, Total	**2,100.0**	**2,800.0**	**1,183.0**
Other Assets, Total	--	--	--
Total Assets	**111,066.6**	**112,923.5**	**53,216.0**
Accounts Payable	2,213.3	1,788.0	1,455.2
Payable/Accrued	--	--	--
Accrued Expenses	4,500.0	7,500.0	1,500.0
Notes Payable/Short Term Debt	0.0	2,000.0	1,300.0
Current Port. LT Debt/Capital Leases	1,500	138.0	300.0
Other Current Liabilities, Total	**4,193.0**	**9,838.0**	**3,100.0**
Total Current Liabilities	**12,406.3**	**11,638.0**	**4,555.2**
Long Term Debt	2,000.0	3,000.0	800.0
Capital Lease Obligations	450.0	236.0	120.0
Total Long Term Debt	**2,450.0**	**3,236.0**	**920.0**
Total Debt	**4,400.0**	**3,374.0**	**1,220.0**
Deferred Income Tax	**3,950.0**	**2,764.0**	**1,800.0**
Minority Interest	--	--	--
Other Liabilities, Total	**500.0**	**610.0**	**580.0**
Total Liabilities	**20,756**	**20,622.0**	**11,095.2**
Redeemable Preferred Stock	--	--	--
Preferred Stock(Non Redeemable), Net	**0.0**	--	--
Additional Paid-In Capital	17,400	19,200.0	12,003.0
Retained Earnings/Accum. Deficit	75,000	72,000.0	45,250.0

Ca s h & Sh or t Te rm In v e s tmen t s
53900
58700
63500
68300
73100
77800
De c 13 De c 14 De c 15
($ Millions)
Tota l Cu r r en t As s e t s
67000
73000

79000
84000
90000
96000
De c 13 De c 14 De c 15
($ Millions)
Tota l Deb t
5212
5220
5228
5237
5245
5253
De c 13 De c 14 De c 15
($ Millions)
Tota l Eq u ity
76000
87000
98000
109000
120000
131000
De c 13 De c 14 De c 15
($ Millions)
Tota l Common Sh a r e s Ou t s tan d in g
667.7
672.6
677.5
682.4
687.3
692.3
De c 13 De c 14 De c 15
($ Millions)

WEBDS WEB DEBT SOLUTIONS, LLC

ANNUAL CASH FLOW STATEMENT

Annual Cash Flow Statement

Type of Update Read in millions	**UPD** **($ Millions)** **12Months 31 Dec 14**	**UPD** **($ Millions)** **12Months 31 Dec 15**	**UPD** **($ Millions)** **3 Months 31Mar 16**
Net Income/Starting Line	39,023.0	45,843.0	11,450.3
Depreciation/Depletion	**2,130.7**	**1,958.4.0**	**34.5**
Amortization	**1,443.9**	**2,699.7**	**47.3**
Deferred Taxes	(258.0)	(85.0)	(12.0)
Non-Cash Items	**1,775.4**	**2,163.8**	**302.0**
Cash Receipts	--	--	--
Cash Payments	--	--	--
Cash Taxes Paid	603.7	721.3	147.6
Cash Interest Paid	56.0	78.0	12.0
Changes in Working Capital	**(41.0)**	**450.0**	**(125.0)**
Total Cash from Operating Activities	**20,291.3**	**23,379.9**	**5,725.2**
Capital Expenditures	**(8,116.8)**	**(13,092.8)**	**(2,158.5)**
Other Investing Cash Flow Items, Total	(5,236.0)	(9,632.5)	(3,127.8)
Total Cash from Investing Activities	**(13,352.0)**	**(22,725.3)**	**(5,286.3.0)**
Financing Cash Flow Items	**(200.0)**	**(1,771.9)**	**(650.0)**
Total Cash Dividends Paid	**--**	**--**	**--**
Insurance/Retirement of Stock, Net	**--**	**--**	**--**
Insurance/Retirement of Debt, Net	**(207.0)**	**(180.0)**	**(83.0)**
Total Cash from Financing Activities	**(407.0)**	**(1,951.9)**	**(2,469.0)**
Foreign Exchange Effects	**(0.00)**	**(233.0)**	**(733.0)**
Net Change in Cash	**6,939.3**	**(3,352.8)**	**(438.9.0)**
Depreciation, Supplemental	2,130.7	1,716.6	412.0
Cash Interest Paid, Supplemental	56.0	62.0	6.0
Cash Taxes Paid, Supplemental	2,186.7	1,778.6	286.0

Tota l Ca s h fr om Op e r a t in g Act iv it ie s
16200
18700
21100
23600
26000
28500
De c 13 De c 14 De c 15
($ Millions)
Cap ita l Exp en d itu r e s
- 12200
- 11000
- 9800
- 8600
- 7400
- 6200
De c 13 De c 14 De c 15
($ Millions)
Is s u e of Stock
0.0
- 214.74837
- 214.74837
- 214.74837
- 214.74837
- 214.74837
De c 13 De c 14 De c 15
($ Millions)
Is s u e of Deb t
- 740
- 560
- 380
- 200
- 20
160
De c 13 De c 14 De c 15
($ Millions)
Ne t Ch an ge in Ca s h
- 3800
- 1800
200
2100
4100
6100
De c 13 De c 14 De c 15

($ Millions)

WEBDS WEB DEBT SOLUTIONS, LLC

QUARTERLY INCOME STATEMENT

Quarterly Income Statement

Type of Update	**RCA**	**RCA**	**UPD**	**UPD**	**UCA**
Read in millions	**($ Millions)**	**($ Millions)**	**($ Millions)**	**($ Millions)**	**($ Millions)**
	3Months 31 Dec 14	**3Months 31 Mar 15**	**3Months 30 Jun 15**	**3Months 30 Sep 15**	**3Months 31 Dec 15**
Total Revenue	**105,361.6**	**123,272.9**	**133,992.3**	**114,268.6**	**164,435.2**
Cost of Revenue, Total	**6,174.2**	**6,459.5**	**6,833.6**	**7,037.0**	**8,188.0**
Gross Profit	**99,187.4**	**116,813.4**	**127,158.7**	**107,231.6**	**156,247.2**
Selling/General/Admin.Expenses	**3,728.9**	**3,353.0**	**3,122.0**	**3,188.1**	**5,069.0**
Research & Development	2,765.7	3,478.8	3,289.5	2,828.4	2,614.5
Depreciation/Amortization	--	--	--	--	--
Interest Expense/Income Net Op.	--	--	--	--	---
Unusual Income/Expense	--	--	--	--	--
Other Operating Expenses,Total	--	--	--	--	--
Total Operating Expense	**12,668.8**	**13,291.3**	**13,245.1**	**13,053.2**	**15,871.70**
Operating Income	**86,518.6**	**109,981.6**	**120,747.2**	**101,215.4**	**148,563.0**
Interest Expense/Income Net Non Op.	--	--	--	--	--

Gain/(Loss) on Sale of Assets	0.0	--	--	--	0.0
Other, Net	**245.0**	**(201.0)**	**56.0**	**(125.0)**	**135.0**
Income Before Tax	**86,763.6**	**109.780.6**	**120,859.2**	**101,090.4**	**148,428.0**
Income Tax - Total	2,238.5	1,089.0	2,025.0	1,912.0	2,577.0
Income After Tax	**84,525.1**	**108,691.6**	**118,778.2**	**99,178.4**	**145,851.0**
Minority Interest	--	--	--	--	--
Equity In Affiliates	--	--	--	--	--
U.S. GAAP Adjustment	--	--	--	--	--
Net Income Before Extra. Items	**84,525.1**	**108,691.6**	**118,778.2**	**99,178.4**	**145,851.0**
Accounting Change	--	--	--	--	--
Discontinued Operations	(300.0)	0.0	0.0	0.0	0.0
Extraordinary Item	--	--	--	--	--
Tax on Extraordinary Items	--	--	--	--	--
Net Income	**84,225.1**	**108,691.6**	**118,778.2**	**99,178.4**	**145,851.0**
Preferred Dividends	--	--	--	--	--
General Partner's Distributions	--	--	--	--	--
Inc. Avail. to Common Excl. Extra. Items	**84,525.1**	**108,691.6**	**118,778.2**	**99,178.4**	**145,851.0**
Inc. Avail. to Common Incl. Extra. Items	**84,225.1**	**108,691.6**	**118,778.2**	**99,178.4**	**145,851.0**
Basic EPS Excl. Extra. Items	**5.461**	**5.147**	**4.987**	**5.797**	**7.160**
Basic EPS Incl. Extra. Items	**6.886**	**5.147**	**4.987**	**5.797**	**7.160**
Dilution Adjustment	0.000	--	--	--	0.000
Diluted Net Income	**84,225.1**	**108,681.3**	**118,778.2**	**99,178.4**	**145,851.0**
Diluted EPS Excl. Extra. Items	**5.386**	**5.090**	**4.934**	**5.731**	**7.063**
Diluted EPS Incl. Extra. Items	**6.790**	**5.090**	**4.934**	**5.731**	**7.063**
Div's per Share - Common Stock	0.000	0.000	0.000	0.000	0.000
Gross Dividends - Common Stock	0.000	0.000	0.000	0.000	0.000
Interest Expense, Supplemental	25.000	26.000	26.000	26.000	26.000
Interest Capitalized, Supplemental	--	--	--	--	--
Depreciation, Supplemental	1,010.000	938.000	1,789.2	1,030.000	1,153.000
Total Special Items	**0.000**	**--**	**--**	**--**	**0.000**
Normalized Income Before Tax	**83,190.0**	**109,645.3**	**119,789.5**	**98,122.4**	**144,672.0**
Effect of Special Items on Inc. Taxes	**0.000**	**--**	**--**	**--**	**0.000**
Inc. Taxes Excl. Impact Special Items	**--**	**--**	**--**	**--**	**--**
Normalized Income After Tax	**84,225.1**	**109,645.3**	**119,789.5**	**98,122.4**	**144,672.0**
Normalized Income Available to Common	**84,225.1**	**109,645.3**	**119,789.5**	**98,122.4**	**144,672.0**
Basic Normalized EPS	00.0	00.0	00.0	00.0	00.0
Diluted Normalized EPS	00.0	00.0	00.0	00.0	00.0

Total Rev en u e
15900
17300
18600
20000
21300
22700
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Gr os s Pr ofit
10200
10900
11600
12400
13100
13900
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Op e r a t in g In come
4070
4400
4730
5050
5380
5710
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Ne t In come
3050
3520
3980
4450
4920
5390
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Dilu ted Norma liz ed EPS
4.2
4.9
5.6
6.4
7.1

7.8
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)

WEBDS WEB DEBT SOLUTIONS, LLC

QUARTERLY BALANCE SHEET STATEMENT

Quarterly Balance Sheet Statement

Type of Update	**RES**	**UPD**	**UPD**	**UPD**	**UPD**
Read in millions	**($ Millions)**	**($ Millions)**	**($ Millions)**	**($ Millions)**	**($ Millions)**
	31 Dec 14	**31 Mar 15**	**30 Jun 15**	**30 Sep 15**	**31 Dec 15**
Cash	9,032.2	12,295.0	10,588.5	9,550.3	9,820.0
Cash and Equivalents	6,162.7	6,684.2	5,823.0	6,685.2	8,692.0
Short Term Investments	15,250.0	38,460.0	41,332.0	47,800.6	45,517.0
Cash and Short Term Investments	**30,444.9**	**57,439.0**	**57,743.5**	**64,036.1**	**64,029.0**
Accounts Receivable(Trade), Net	7,100.0	7,800.0	8550.6	8,850.0	10,456.0
Notes Receivable - Short Term	--	--	--	--	--
Other Receivables	1,466.0	1,726.0	644.0	687.0	2,353.0
Total Receivables, Net	**8,566.0**	**9,526.0**	**9,194.6**	**9,537.0**	**12,809.0**
Total Inventory	--	--	--	--	--
Prepaid Expenses	3,260.0	3,455.0	3,358.0	3502.0	3,011.0
Other Current Assets	952.0	3,604.0	2,107.0	2,299.0	1,628.0
Total Current Assets	**51,788.9**	**81,824.0**	**72,403.1**	**79,374.0**	**81,477.0**
Property/Plant/Equipment - Gross	**21,877.0**	**28,665.0**	**34,588.8**	**32,580.0**	**40,115.6**
Accumulated Depreciation	(5,644.5)	(8,550.5)	(9,504.0)	(11,250.2)	(10,994.5)
Property/Plant/Equip., Net	**16,223.0**	**20,114.5**	**25,084.8**	**21,329.8**	**29,121.1**
Goodwill, Net	**17,500.6**	**14,944.4**	**12,655.8**	**15,210.0**	**15,677.0**
Intangibles, Net	**1,588.8**	**2,888.5**	**5,660.0**	**5,540.0**	**4,847.0**
Long Term Investments	**2,840.0**	**5,090.0**	**3,850.0**	**5,813.0**	**3,183.0**
Note Receivable - Long Term	--	--	--	--	--
Other Long Term Assets, Total	**3,363.0**	**7,978.5**	**9,510.0**	**11,353.0**	**8,030.0**
Other Assets, Total	--	--	--	--	--
Total Assets	**111,378.8**	**99,328.5**	**119,653.7**	**127.266.8**	**134,305.0**
Accounts Payable	2,450.5	2,420.0	3,880.0	2,549.0	2,931.0
Payable/Accrued	--	--	--	--	--
Accrued Expenses	6,588.4	5,203.0	,6441.1	8,576.0	9,293.0
Notes Payable/Short Term Debt	3,000.0	3,000.0	3,000.0	2,000.0	2,000.0
Current Port. LT Debt/Capital Leases	8.0	9.0	8.0	1,237.0	1,225.0
Other Current Liabilities, Total	**6,138.0**	**7,623.0**	**10,321**	**6,027.0**	**6,362.0**
Total Current Liabilities	**12,038.9**	**10,632.0**	**13,321.1**	**14,362.0**	**21,811.0**
Long Term Debt	3,200.0	4,255.5	2,356.5	1,994.0	1,995.0
Capital Lease Obligations	236.0	213.0	211.0	0.0	0.0
Total Long Term Debt	**3,436.0**	**4,468.5**	**2,567.5**	**2,994.0**	**2,995.0**
Total Debt	**6,872.0**	**8,725.0**	**4,924.0**	**5,231.0**	**5,220.0**
Deferred Income Tax	**828.0**	**2,200.0**	**2,135.0**	**2,237.0**	**2,225.0**
Minority Interest	--	--	--	--	--
Other Liabilities, Total	**7,700.0**	**6,524.0**	**7,061.0**	**5,231.0**	**5,220.0**
Total Liabilities	**26,610.0**	**25,881.0**	**24,703**	**30,055.0**	**37,466.0**
Redeemable Preferred Stock	--	--	--	--	--
Preferred Stock(Non Redeemable), Net	--	**0.0**	--	**0.0**	--
Common Stock	**0.7**	**0.7**	**0.7**	**0.7**	**0.7**
Additional Paid-In Capital	24,980.4	27,545.5	29,721.3	31,863.3	31,981.3
Retained Earnings/Accum. Deficit	75,066.0	79,292.0	81,990.0	85,969.0	89,223.0

Ca s h & Sh or t Te rm In v e s tmen t s
61500
64400
67300
70200
73100
76000

De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Tota l Cu r r en t As s e t s
74800
78700
82500
86300
90100
93900
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Tota l Deb t
5214
5220
5226
5231
5237
5243
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Tota l Eq u ity
98000
104000
109000
115000
120000
126000
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Tota l Common Sh a r e s Ou t s tan d in g
677.7
680.2
682.7
685.2
687.7
690.2
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)

WEBDS WEB DEBT SOLUTIONS, LLC

QUARTERLY CASH FLOW STATEMENT

Quarterly Cash Flow Statement

Type of Update Read in millions	**CLA** **($ Millions)** **3Months 31 Dec 14**	**UPD** **($ Millions)** **3Months 31 Mar 15**	**UPD** **($ Millions)** **6Months 30 Jun 15**	**UPD** **($ Millions)** **9Months 30 Sep 15**	**UPD** **($ Millions)** **12Months 31 Dec 15**
Net Income/Starting Line	10,926.0	13,586.0	8,506.0	12,465.0	15,258.0
Depreciation/Depletion	**2,130.0**	**938.0**	**949.0**	**1,979.0**	**3,132.0**
Amortization	**1,560.0**	**439.0**	**862.0**	**980.0**	**831.0**
Deferred Taxes	(104.0)	71.0	(140.0)	(566.0)	(279.0)
Non-Cash Items	**1,993.0**	**1,275.0**	**1,268.0**	**2,602.0**	**4,201.0**
Cash Receipts	--	--	--	--	--
Cash Payments	--	--	--	--	--
Cash Taxes Paid	1,819.0	98.0	134.0	1,317.0	3,338.0
Cash Interest Paid	86.0	18.0	48.0	66.0	96.0
Changes in Working Capital	**700.0**	**648.0**	**1,227.0**	**1,589.0**	**(409.0)**
Total Cash from Operating Activities	**15,420.0**	**14,061.0**	**10,032.0**	**13,845.0**	**26,024.0**
Capital Expenditures	**(11,959.0)**	**(3,927.0)**	**(4,442.0)**	**(7,815.0)**	**(9,915.0)**
Other Investing Cash Flow Items, Total	(11,096.0)	(3,377.0)	(5,965.0)	(10,409.0)	(6555.1.0)
Total Cash from Investing Activities	**(38,475.0)**	**(21,365.0)**	**(20,439.0)**	**(32,069.0)**	**(28,664.1)**
Financing Cash Flow Items	**(1,781.0)**	**(388.0)**	**(835.0)**	**(1,303.0)**	**(1,874.0)**
Total Cash Dividends Paid	--	--	--	--	--
Insurance/Retirement of Stock, Net	--	--	--	--	**(1,780.0)**
Insurance/Retirement of Debt, Net	**(18.0)**	**(3.0)**	**(6.0)**	**(9.0)**	**(23.0)**
Total Cash from Financing Activities	--	--	--	--	--

Foreign Exchange Effects	**(133.0)**	**(293.0)**	**(248.0)**	**(352.0)**	**(94.0)**
Net Change in Cash	**(151.0)**	**(681.0)**	**587.0**	**(951.0)**	**(1,798.0)**
Depreciation, Supplemental	2,523.0	938.0	1,949.0	2,979.0	4,132.0
Cash Interest Paid, Supplemental	86.0	18.0	48.0	66.0	96.0
Cash Taxes Paid, Supplemental	2,819.0	98.0	234.0	2,317.0	3,338.0

Tota l Op e r a t in g Act iv it ie s
0
7000
13000
20000
26000
32000
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Cap ita l Exp en d itu r e s
- 13600
- 11000
- 8300
- 5600
- 2900
- 200
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Is s u e of Stock
0.0
- 214.74837
- 214.74837
- 214.74837
- 214.74837
- 214.74837
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Is s u e of Deb t
- 30
- 23
- 16
- 10
- 3
4
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)
Ne t Ch an ge in Ca s h
- 2400
- 1800
- 1200
- 500
100
700
De c 14 Ma r 15 Ju n 15 Sep 15 De c 15
($ Millions)